Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

May 2017

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated May 19, 2017, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: May 19, 2017	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel

Press Release	1
The Hague – May 19, 2017

Annual Meeting of Shareholders adopts all resolutions

Aegon N.V.’s Annual General Meeting of Shareholders (AGM) on May 19, 2017, has approved all resolutions on the agenda, including adoption of the Annual Accounts of Aegon N.V. for the financial year 2016.

Shareholders appointed Matt Rider to the Executive Board for a four-year term, becoming Aegon’s new CFO as of today. Furthermore, shareholders voted to reappoint Mrs. Dona Young as a member of the Supervisory Board for an additional term of four years as of May 19, 2017, and to appoint Mr. William Connelly and Mr. Mark Ellman as members of the Supervisory Board for a term of four years as of May 19, 2017.

Shareholders approved the final dividend for 2016 of EUR 0.13 per common share, resulting in a total dividend for the financial year 2016 of EUR 0.26 per common share. The final dividend will be paid in cash or stock at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend.

The stock fraction will be based on the average share price on Euronext Amsterdam from June 12 until June 16, 2017. The dividend will be paid on Friday June 23, 2017. The dividend scheme can be found on aegon.com.

The full details of the resolutions approved during the AGM can be found in the AGM archive on aegon.com

Press Release	2
The Hague – May 19, 2017

About Aegon

Aegon’s roots go back more than 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com/about.

Contacts

Media relations Debora de Laaf +31 (0) 70 344 8730 gcc@aegon.com	Investor relations Willem van den Berg +31 (0) 70 344 8405 ir@aegon.com

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